THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   METLIFE SHIELD LEVEL SELECTOR/SM/ ANNUITY

MetLife Shield Level Selector/SM/ Annuity is a single premium deferred annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut ("MICC", "we" or "us").

MICC is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. The telephone number is 1-800- 343-8496. MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, California 92614, is the principal underwriter and distributor of the Contracts.

THE RISK FACTORS FOR THIS CONTRACT APPEAR ON PAGE 12.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC") OR ANY OTHER GOVERNMENT AGENCY. YOU MAY LOSE MONEY INVESTED IN THE CONTRACT.

THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THE PRINCIPAL UNDERWRITER OF THE CONTRACT IS METLIFE INVESTORS DISTRIBUTION COMPANY. THE OFFERING OF THE CONTRACT IS INTENDED TO BE CONTINUOUS.

                        Prospectus dated April 12, 2013

EXAMPLES
--------

Example 1 set forth below, as well as Examples 2-4 found throughout this prospectus, are intended to illustrate how various features of your Contract work. The examples will use hypothetical "Owner 1" to illustrate the following concepts:

Example 1 - Calculating your Investment Amount on a Term End Date (See below.)

Example 2 - Calculating your Interim Value (See "INTERIM VALUE CALCULATION.")

Example 3 - Withdrawals (See "WITHDRAWAL PROVISIONS.")

Example 4 - Transfers (See "TRANSFERS.")

These examples should not be considered a representation of past or future performance for any Shield Option. Actual performance may be greater or less than those shown in the examples. Similarly, the Index Values in the examples are not an estimate or guarantee of future Index Performance.

The rates for the Rate Crediting Types shown in the following examples are for illustrative purposes only and may not reflect actual declared rates.

Values are rounded for display purposes only.

EXAMPLE 1 - CALCULATING YOUR INVESTMENT AMOUNT ON A TERM END DATE

Examples 1A and 1B are intended to show how the Investment Amount on a Term End Date is calculated. In both examples assume Owner 1 allocates her $50,000 Purchase Payment into a one Year Term / Shield 10 / S&P 500(R) Index and she allows her allocation to roll over from year to year for five years. In Example 1A she has selected the Shield 10 S&P 500(R) Index with a Cap Rate of 10%. In Example 1B she has selected the Shield 10 S&P 500(R) Index with a Step Rate of 8%. For purposes of both examples, assume no withdrawals are made during the five year example period, the Example 1A Cap Rate stays at 10% for all five years and the Example 1B Step Rate stays at 8% for all five years. If a withdrawal were made, a Withdrawal Charge and an Interim Value calculation may apply; and consequently the Investment Amount for the Term would be adjusted accordingly.

Example 1A - Shield Option with Cap Rate:
-----------------------------------------

Owner 1 allocates her $50,000 Purchase Payment into a one Year Term / Shield 10 / S&P 500(R) Index with a Cap Rate of 10% and lets it roll over year after year for five years. The following example illustrates how her initial $50,000 Purchase Payment could perform over a five-year period given fluctuating Index Values. For renewals into the same Shield Option a new Cap Rate would be declared and go into effect on the Contract Anniversary that coincides with the beginning of the new Shield Option.

                            [GRAPHICS APPEARS HERE]

Contract Year                          1        2        3        4        5
-------------                       -------  -------  -------  -------  -------
Investment Amount at Term Start
  Date adjusted for any
  withdrawals(l)                    $50,000  $55,000  $57,750  $57,750  $57,750
Index Value at Term Start Date        1,000    1,200    1,260    1,260    1,197
Index Value at Term End Date          1,200    1,260    1,260    1,197    1,017
Index Performance(2)                     20%       5%       0%      -5%     -15%
Cap Rate                                 10%      10%      10%      10%      10%
Shield Rate                              10%      10%      10%      10%      10%
Performance Rate (one year)(3)           10%       5%       0%       0%      -5%
Performance Rate Adjustment(4)       $5,000   $2,750       $0       $0  -$2,888
INVESTMENT AMOUNT AT TERM END
  DATE(5)                           $55,000  $57,750  $57,750  $57,750  $54,862

--------
Notes to the table above:

(1)Investment Amount at Term Start Date in year one is the $50,000 Purchase Payment. In years two through five, the Investment Amount at Term Start Date would be $55,000, $57,750, $57,750 and $57,750, respectively, which was the Investment Amount at Term End Date for the prior year.

(2)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date. For example, in year one, Index Performance is calculated as follows:

(1,200 [Index Value at Term End Date] - 1,000 [Index Value at Term Start Date])
                / 1,000 [Index Value at Term Start Date] = 20%

(3)In year one, Index Performance exceeds the Cap Rate and therefore the Performance Rate is equal to the Cap Rate. In years two and three the Performance Rate is equal to the Index Performance because the Index Performance is not negative and does not exceed the Cap Rate. In year four the Performance Rate is 0% because the Index Performance is -5% and the Shield 10 absorbs up to 10% of the negative Index Performance. In year five, the Performance Rate is -5% because the Index Performance is -15% and the Shield 10 absorbs up to 10% of negative Index Performance.

(4)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) plus the Performance Rate adjustment. For example, in year one the Investment Amount at the Term End Date is calculated as follows:

$50,000 [Investment Amount at Term Start Date] x 10% [Performance Rate] = $5,000

(5)The Investment Amount at the Term End Date is equal to the Investment Amount at Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) plus the Performance Rate Adjustment. For example, in year one the Investment Amount at the Term End Date is calculated as follows:

   $50,000 [Investment Amount at Term Start Date] + $5,000 [Performance Rate
                             Adjustment] = $55,000

Example IB - Shield Option with Step Rate:
------------------------------------------

Owner 1 allocates her $50,000 Purchase Payment into a one Year Term / Shield 10 / S&P 500(R) Index with a Step Rate of 8% and lets it roll over year after year for five years. The following example illustrates how her initial $50,000 Purchase Payment could perform over a five-year period given fluctuating Index Values. For renewals into the same Shield Option a new Step Rate would be declared and go into effect on the Contract Anniversary that coincides with the beginning of the new Shield Option.

                            [GRAPHIC APPEARS HERE]

 Contract Year                        1        2        3        4        5
 -------------                     -------  -------  -------  -------  -------
 Investment Amount at Term Start
   Date adjusted for any
   withdrawals(l)                  $50,000  $54,000  $58,320  $62,986  $62,986
 Index Value at Term Start Date      1,000    1,050    1,260    1,260    1,134
 Index Value at Term End Date        1,050    1,260    1,260    1,134      964
 Index Performance(2)                    5%      20%       0%     -10%     -15%
 Step Rate                               8%       8%       8%       8%       8%
 Shield Rate                            10%      10%      10%      10%      10%
 Performance Rate (one year)(3)          8%       8%       8%       0%      -5%
 Performance Rate Adjustment(4)     $4,000   $4,320   $4,666       $0  -$3,149
 INVESTMENT AMOUNT AT TERM END
   DATE(5)                         $54,000  $58,320  $62,986  $62,986  $59,837

--------
Notes to the table above:

(1)Investment Amount at Term Start Date in year one is the $50,000 Purchase Payment. In years two through five, the Investment Amount at the Term Start Date would be $54,000, $58,320, $62,986 and $62,986, respectively, which was the Investment Amount at the Term End Date for the prior year.

(2)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date. For example, in year one, Index Performance is calculated as follows:

(1,050 [Index Value at Term End Date] - 1,000 [Index Value at Term Start Date])
                / 1,000 [Index Value at Term Start Date]) = 5%

(3)In years one, two and three the Performance Rate is equal to the Step Rate because the Index Performance is positive or zero. It should be noted that although Index Performance was 20% in year two, the Performance Rate is capped at 8% by the Step Rate. In year four the Performance Rate is 0% because the Index Performance is -10% and the Shield 10 absorbs up to 10% of the negative Index Performance. In year five, the Performance Rate is -5% because the Index Performance is -15% and the Shield 10 absorbs up to 10% of the negative Index Performance.

(4)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) multiplied by the Performance Rate. For example, in year one the Performance Rate Adjustment is calculated as follows:

$50,000 [Investment Amount at Term Start Date] x 8% [Performance Rate] = $4,000

(5)The Investment Amount at the Term End Date is equal to the Investment Amount at Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) plus the Performance Rate Adjustment. For example, in year one the Investment Amount at the Term End Date is calculated as follows:

   $50,000 [Investment Amount at Term Start Date] + $4,000 [Performance Rate
                             Adjustment] = $54,000

                           INTERIM VALUE CALCULATION

Your Investment Amount in each Shield Option on the Term End Date is calculated as described above "Calculating your Investment Amount on a Term End Date". In setting the various rates we use in calculating the Investment Amount, we assume that you are going to hold a Shield Option until the Term End Date. Nevertheless, you have the right under the Contract to make withdrawals, Surrender the Contract or annuitize before the Term End Date. Therefore, we calculate an Interim Value on each Business Day between the Term Start Date and prior to the Term End Date that you make a withdrawal, Surrender the Contract, annuitize or we pay a death benefit. It is equal to the Investment Amount at the Term Start Date, adjusted for any withdrawals, in the Shield Option, adjusted for the Index Performance of the associated Index and subject to the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate. A withdrawal from a Shield Option will reduce your Interim Value by the amount withdrawn on the date of withdrawal. The Interim Value calculation is different than the calculation we use to calculate the Investment Amount for a Shield Option on the Term End Date. Prior to the Term End Date, we use the Interim Value to calculate the amount that is available for (1) annuitizations;
(2) death benefits; (3) withdrawals; or (4) Surrenders.

ACCRUED SHIELD RATE FOR INTERIM VALUE CALCULATION

The Accrued Shield Rate is the portion of the Shield Rate that has accrued from the Term Start Date to any day within the Term. This is the amount that will be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is less than zero. The Accrued Shield Rate is equal to the Shield Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term. Unlike the other Shield Options, a Shield Option with the Shield 100 is not subject to accrual, and so the Shield 100 is fully accrued on any Business Day during the Term. This means you get the full benefit of the Shield 100 regardless of where you are in your Term. For Shield Options without the Shield 100, you get more of the Shield Rate the closer you are to the Term End Date.

ACCRUED CAP RATE FOR INTERIM VALUE CALCULATION

The Accrued Cap Rate is the portion of the Cap Rate that has accrued from the Term Start Date to any day within the Term. This is the maximum Index Performance that may be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is greater than zero. The Accrued Cap Rate is equal to the Cap Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

ACCRUED STEP RATE FOR INTERIM VALUE CALCULATION

The Accrued Step Rate is the portion of the Step Rate that has accrued from the Term Start Date to any day within the Term. This is the rate that will be applied in calculating the Interim Value on any day prior to the Term End Date if Index Performance is equal to or greater than zero. The Accrued Step Rate is equal to the Step Rate multiplied by the number of days elapsed since the Term Start Date, divided by the total number of days in the Term.

For purposes of determining the Accrued Shield Rate, Accrued Cap Rate and Accrued Step Rate, the total number of days in each calendar year of a Term is 365.

PERFORMANCE RATE FOR DETERMINATION OF INTERIM VALUE. The Performance Rate during a particular Term is the Index Performance, adjusted for the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate.

As noted above, the Interim Value is calculated using accrued values for the Shield Rate, Cap Rate and Step Rate. So if you annuitize, die, make a withdrawal, Surrender or cancel your Contract before the Term End Date, you will not receive the full benefit of the Shield Rate (other than the Shield 100), Cap Rate or Step Rate but instead will receive the accrued percentage to the date of the annuitization, date of the payment of the death benefit, withdrawal or Surrender. In addition, a withdrawal from a Shield Option will reduce your Interim Value by the amount withdrawn on the date of the withdrawal. For example if you have a Shield Option with a Term Start Date of February 15, 2013, a 6 year Term, a Shield 10 and a 20% Cap Rate and you make a withdrawal on February 15, 2016, halfway through your Term, the Interim Value will be calculated using your Accrued Shield Rate and Accrued Cap Rate. That means your Accrued Shield Rate will be 5% and your Accrued Cap Rate will be 10%. The accrued rates are calculated as follows:

The Shield Rate (10%) is multiplied by the number of days elapsed since the Term Start Date (1095) and divided by the total number of days in the Term
(2190), so the Accrued Shield Rate is 5%.

The Cap Rate (20%) is multiplied by the number of days elapsed since the Term Start Date (1095) and divided by the total number of days in the Term (2190), so the Accrued Cap Rate is 10%.

An Accrued Step Rate is calculated in the same manner - the Step Rate is multiplied by the number of days elapsed since the Term Start Date and divided by the total number of days in the Term. For example, if the Step Rate is 8% and the total number of days in the Term is 2190 and 1095 days have elapsed, then the Step Rate (8%) is multiplied by 1095 and divided by 2190 to arrive at an Accrued Step Rate of 4%.

EXAMPLE 2 - CALCULATING YOUR INTERIM VALUE

Examples 2A and 2B are intended to show how an Interim Value is calculated. An Interim Value Calculation will be made if you annuitize, die, make a withdrawal, Surrender or cancel your Contract before the Term End Date. In both examples assume Owner 1 allocates her $50,000 Purchase Payment on February 1, 2014 to a three Year Term / Shield 15 / S&P 500(R) Index with a Cap Rate of 30%. Example 2A will illustrate an Interim Value calculation with positive Index Performance and Example 2B will illustrate an Interim Value calculation with negative Index Performance. For purposes of these examples, assume the activity that triggers the Interim Value calculation occurs on February 1, 2015 and that there are no withdrawals made as of the date the Interim Value is calculated.

Example 2A - Positive Index Performance:
----------------------------------------

           Term Start Date                          February 1, 2014
           Investment Amount at Term Start Date         $50,000
           Shield Rate                                 Shield 15
           Cap Rate                                       30%
           Index Value on February 1, 2014                500
           Date of Interim Value Calculation        February 1, 2015
           Index Value on February 1, 2015                600
           Index Performance(l)                           20%
           Accrued Cap Rate(2)                            10%
           Performance Rate(3)                            10%
           Performance Rate Adjustment(4)                $5,000
           Interim Value as of February 1, 2015(5)      $55,000

--------
Notes to the table above:

(1)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Interim Value calculation. Index Performance is calculated as follows:

 (600 [Index Value on date of Interim Value calculation] - 500 [Index Value at
        Term Start Date]) / 500 [Index Value at Term Start Date] = 20%

(2)The Accrued Cap Rate is equal to the Cap Rate multiplied by the number of days elapsed since the Term Start Date divided by the total number of days in the Term. The Accrued Cap Rate is calculated as follows:

30% [Cap Rate] x 365 [number of days elapsed since the Term Start Date] / 1095
                   [total number of days in the Term] = 10%

(3)The Performance Rate is equal to the Accrued Cap Rate because it cannot exceed the Accrued Cap Rate even though the Index Performance was at 20%.

(4)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) multiplied by the Performance Rate. The Performance Rate Adjustment is calculated as follows:

$50,000 [Investment Amount at Term Start Date] x 10% [Performance Rate] = $5,000

(5)The Interim Value on February 1, 2015 is equal to the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) plus the Performance Rate Adjustment. The Interim Value is calculated as follows:

   $50,000 [Investment Amount at Term Start Date] + $5,000 [Performance Rate
                             Adjustment] = $55,000

Example 2B - Negative Index Performance:
----------------------------------------

           Term Start Date                          February 1, 2014
           Investment Amount at Term Start Date         $50,000
           Shield Rate                                 Shield 15
           Cap Rate                                       30%
           Index Value on February 1, 2014                500
           Date of Interim Value Calculation        February 1, 2015
           Index Value on February 1, 2015                400
           Index Performance(1)                           -20%
           Accrued Shield Rate(2)                          5%
           Performance Rate(3)                            -15%
           Performance Rate Adjustment(4)               -$7,500
           Interim Value as of February 1, 2015(5)      $42,500

--------
Notes to the table above:

(1)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Interim Value calculation. Therefore the Index Performance is calculated as follows:

 (400 [Index Value on date of Interim Value calculation] - 500 [Index Value at
       Term Start Date]) / 500 [Index Value at Term Start Date]) = -20%

(2)The Accrued Shield Rate is equal to the Shield Rate multiplied by the number of days elapsed since the Term Start Date divided by the total number of days in the Term. The Accrued Shield Rate is calculated as follows:

 15% [Shield Rate] x 365 [number of days elapsed since the Term Start Date] /
                 1095 [total number of days in the Term] = 5%

(3)The Performance Rate is -15% because the Index Performance is -20% and the Accrued Shield Rate of 5% absorbs up to 5% of the negative Index Performance.

(4)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) multiplied by the Performance Rate. The Performance Rate Adjustment is calculated as follows:

  $50,000 [Investment Amount at Term Start Date] x -15% [Performance Rate] =
                                    -$7,500

(5)The Interim Value on February 1, 2015 is equal to the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) plus the Performance Rate Adjustment. The Interim Value is calculated as follows:

  $50,000 [Investment Amount at Term Start Date] + -$7,500 [Performance Rate
                             Adjustment] = $42,500
after exiting the nursing home facility or hospital. The confinement must be prescribed by a physician and be medically necessary. Not available in Massachusetts and South Dakota; or

   . (Terminal Illness Exception) Is diagnosed with a terminal illness and not expected to live more than 12 months (a physician certifies to your illness and life expectancy) and you were not diagnosed with the terminal illness as of the date we issued your Contract. Not available in Massachusetts and Washington.

This Contract feature is only available if you are less than 80 years old on the Contract Issue Date and terminates on the Annuity Date. This Contract feature is free of charge. Additional conditions and requirements apply and are specified in the rider(s) that are part of your Contract.

FREE WITHDRAWAL AMOUNT. After the first Contract Year, you may withdraw a portion of your Account Value free from any Withdrawal Charge. The Free Withdrawal Amount each Contract Year is equal to 10% of your Account Value as of the prior Contract Anniversary, less the total amount withdrawn from the Account Value in the current Contract Year. The Free Withdrawal Amount is non-cumulative and is not carried over to other Contract Years.

EXAMPLE 3 - WITHDRAWALS

Examples 3A and 3B are intended to show how withdrawals work. In both examples assume that Owner 1 allocates her $50,000 Purchase Payment on February 1, 2014 to the three Year Term / Shield 15 / S&P 500(R) Index with a Cap Rate of 30%. Example 3A will illustrate a withdrawal when Index Performance is positive and assumes no Withdrawal Charge applies due to a Withdrawal Charge waiver. Example 3B will illustrate a withdrawal when Index Performance is negative and an 8% Withdrawal Charge is applied. In both examples, Owner 1 takes only one $20,000 withdrawal on February 1, 2015. The remaining Investment Amount after a withdrawal will be used as the Investment Amount for the Term going forward until the Term End Date for that Shield Option (assuming no additional withdrawals).

Example 3A - Positive Index Performance and no Withdrawal Charge:
-----------------------------------------------------------------

    Term Start Date                                         February 1, 2014
    Investment Amount at Term Start Date                        $50,000
    Shield Rate                                                Shield 15
    Cap Rate                                                      30%
    Index Value at Term Start Date                                500
    Date of Interim Value Calculation                       February 1, 2015
    Index Value on February 1, 2015                               600
    Index Performance(l)                                          20%
    Accrued Cap Rate(2)                                           10%
    Performance Rate(3)                                           10%
    Performance Rate Adjustment(4)                               $5,000
    Interim Value as of February 1, 2015(5)                     $55,000
    Withdrawal Amount taken on February 1, 2015                 $20,000
    Investment Amount adjusted for any withdrawals(6)           $31,818
    Net Proceeds from withdrawal paid to Contract Owner(7)      $20,000
    Index Value at Term End Date                                  700
    Index Performance at Term End Date(8)                         40%
    Performance Rate at Term End Date(9)                          30%
    Performance Rate Adjustment at Term End Date(10)             $9,545
    Investment Amount at Term End Date(l1)                      $41,363

--------
Notes to the table above:

(1)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Interim Value calculation. Index Performance is calculated as follows:

 (600 [Index Value on date of Interim Value calculation] - 500 [Index Value at
                            Term Start Date]) / 500
                    [Index Value at Term Start Date]) = 20%

(2)The Accrued Cap Rate is equal to the Cap Rate multiplied by the number of days elapsed since the Term Start Date divided by the total number of days in the Term. The Accrued Cap Rate is calculated as follows:

  30% [Cap rate] x 365 [number of days elapsed since Term Start Date] / 1095
                   [total number of days in the Term] = 10%

(3)The Performance Rate is equal to the Accrued Cap Rate because it cannot exceed the Accrued Cap Rate even though Index Performance was at 20%.

(4)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (no withdrawals have been taken so far) multiplied by the Performance Rate. The Performance Rate Adjustment is calculated as follows:

$50,000 [Investment Amount at Term Start Date] x 10% [Performance Rate] = $5,000

(5)The Interim Value on February 1, 2015 is equal to the Investment Amount at the Term Start Date adjusted for any withdrawals plus the Performance Rate Adjustment. This is the amount in the Shield Option selected that would be available if you annuitize, die, make a withdrawal, Surrender or cancel your Contract on that date. The Interim Value is calculated as follows:

   $50,000 [Investment Amount at Term Start Date] + $5,000 [Performance Rate
                             Adjustment] = $55,000

(6)The Investment Amount is reduced proportionally by the withdrawal taken based on the reduction in Interim Value. Therefore, the Investment Amount adjusted for any withdrawals is calculated as follows:

     $50,000 [Investment Amount on February 1, 2014] x (1 - $20,000 [gross withdrawal amount on February 1, 2015] / $55,000 [Interim Value as of
                         February 1, 2015]) = $31,818

   The proportionally reduced Investment Amount is used as the Investment Amount for the Term going forward until the Term End Date for this Shield Option (assuming no additional withdrawals.)

(7)The net amount payable to the Contact Owner is equal to the amount withdrawn minus the Withdrawal Charge. The net amount payable is calculated as follows:

        $20,000 [amount withdrawn] - $0 [Withdrawal Charge] = $20,000.

(8)Index Performance at the Term End Date is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date. Index Performance at the Term End Date is calculated as follows:

 (700 [Index Value at Term End Date] - 500 [Index Value at Term Start Date]) /
                  500 [Index Value at Term Start Date] = 40%

(9)Index Performance at the Term End Date exceeds the Cap Rate and therefore the Performance Rate the Term End Date is equal to the Cap Rate.

(10)The Performance Rate Adjustment at the Term End Date is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals multiplied by the Performance Rate at the Term End Date. The Performance Rate Adjustment at the Term End Date is calculated as follows:

$31,818 [Investment Amount on February 1, 2015] x 30% [Performance Rate at Term
                              End Date] = $9,545

(11)The Investment Amount at the Term End Date is equal to the Investment Amount on February 1, 2015 adjusted for any withdrawals plus the Performance Rate Adjustment at Term End Date. The Investment Amount at the Term End Date is calculated as follows:

  $31,818 [Investment Amount on February 1, 2015] + $9,545 [Performance Rate
                    Adjustment at Term End Date] = $41,363

Example 3B - Negative Index Performance and Withdrawal Charge:
--------------------------------------------------------------

    Term Start Date                                         February 1, 2014
    Investment Amount at Term Start Date                        $50,000
    Shield Rate                                                Shield 15
    Cap Rate                                                      30%
    Index Value at Term Start Date                                500
    Date of Interim Value Calculation                       February 1, 2015
    Index Value on February 1, 2015                               400
    Index Performance(l)                                          -20%
    Accrued Shield Rate(2)                                         5%
    Performance Rate(3)                                           -15%
    Performance Rate Adjustment(4)                              -$7,500
    Interim Value as of February 1, 2015(5)                     $42,500
    Withdrawal Amount taken on February 1, 2015                 $20,000
    Investment Amount adjusted for any withdrawals(6)           $26,471
    Free Withdrawal Amount(7)                                    $4,250
    Withdrawal Charge Amount(8)                                  $1,260
    Net Proceeds from Withdrawal paid to Contract Owner(9)      $18,740
    Index Value at Term End Date                                  450
    Index Performance at Term End Date(10)                        -10%
    Performance Rate at Term End Date(l1)                          0%
    Performance Rate Adjustment at Term End Date(12)               $0
    Investment Amount at Term End Date(13)                      $26,471
--------
Notes to the table above:

(1)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Interim Value calculation. Index Performance is calculated as follows:

 (400 [Index Value on date of Interim Value calculation] - 500 [Index Value at
       Term Start Date]) / 500 [Index Value at Term Start Date]) = -20%

(2)The Accrued Shield Rate is equal to the Shield Rate multiplied by the number of days elapsed since the Term Start Date divided by the total number of days in the Term. The Accrued Shield Rate is calculated as follows:

 15% [Shield Rate] x 365 [number of days elapsed since Term Start Date] / 1095
                    [total number of days in the Term] = 5%

(3)The Performance Rate is -15% because the Index Performance is -20% and the Accrued Shield Rate of 5% absorbs up to 5% of the negative Index Performance.

(4)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (no withdrawals have been taken so far) multiplied by the Performance Rate. The Performance Rate Adjustment is calculated as follows:

  $50,000 [Investment Amount at Term Start Date] x -15% [Performance Rate] =
                                    -$7,500

(5)The Interim Value on February 1, 2015 is equal to the Investment Amount at the Term Start Date adjusted for any withdrawals plus the Performance Rate Adjustment. This is the amount in the Shield Option selected that would be available if you annuitize, die, make a withdrawal, Surrender or cancel your Contract on that date. The Interim Value is calculated as follows:

  $50,000 [Investment Amount at Term Start Date] + -$7,500 [Performance Rate
                             Adjustment] = $42,500

(6)The Investment Amount is reduced proportionally by the withdrawal taken based on the reduction in Interim Value. Therefore, the Investment Amount adjusted for any withdrawals is calculated as follows:

   $50,000 [Investment Amount as of February 1, 2014] x (1 - $20,000 [gross withdrawal amount on February 1, 2015]) / $42,500 [Interim Value as of
                          February 1, 2015] = $26,471

   The proportionally reduced Investment Amount will be used as the Investment Amount for the Term going forward until the Term End Date for this Shield Option (assuming no additional withdrawals.)

(7)The Free Withdrawal Amount is the value as of the most recent Contract Anniversary multiplied by the Free Withdrawal Amount Percentage. The Free Withdrawal Amount is calculated as follows:

 $42,500 [Interim Value as of February 1, 2015] x 10% [Free Withdrawal Amount
                             percentage] = $4,250

(8)The Withdrawal Charge Amount is the gross withdrawal amount minus the Free Withdrawal Amount multiplied by the Withdrawal Charge.

  ($20,000 [gross withdrawal amount] - $4,250 [Free Withdrawal Amount*]) x 8%
                         [Withdrawal Charge] = $1,260

(9)The net amount payable to the Contact Owner is equal to the amount withdrawn minus the Withdrawal Charge. The net amount payable is calculated as follows:

       $20,000 [amount withdrawn] - $1,260 [Withdrawal Charge] = $18,740

(10)Index Performance at the Term End Date is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date. Index Performance at the Term End Date is calculated as follows:

 (450 [Index Value at Term End Date] - 500 [Index Value at Term Start Date]) /
                  500 [Index Value at Term Start Date] = -10%

(11)The Performance Rate at the Term End Date is 0% because the Index Performance at the Term End Date is -10% and the Shield 15 absorbs up to 15% of the negative Index Performance.

(12)The Performance Rate Adjustment at the Term End Date is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals multiplied by the Performance Rate at the Term End Date. The Performance Rate Adjustment at the Term End Date is calculated as follows:

$26,471 [Investment Amount on February 1, 2015] x 0% [Performance Rate at Term
                                End Date] = $0

(13)The Investment Amount at the Term End Date is equal to the Investment Amount on February 1, 2015 adjusted for any withdrawals plus the Performance Rate Adjustment at Term End Date. The Investment Amount at the Term End Date is calculated as follows:

    $26,471 [Investment Amount on February 1, 2015] + $0 [Performance Rate
                    Adjustment at Term End Date] = $26,471

                                   TRANSFERS

During the Transfer Period you may make transfers to or from the Fixed Account and/or to or from the Shield Option(s). We must receive notification of your election to transfer, in a form satisfactory to us or by calling us at 1-800-343-8496, no later than five (5) calendar days after the Contract Anniversary on which the transfer will take place. Your financial representative can provide more information or you may contact our Annuity Service Office. You cannot make transfers outside the Transfer Period and transfers may not be made after the Annuity Date. To make a transfer from a Shield Option in which you have an Investment Amount the Shield Option must have reached its Term End Date. The Transfer Period is the five (5) days following the Contract Anniversary coinciding with the Term End Date and Interest Rate Term End Date, as applicable, for the Shield Option(s) and/or the Fixed Account. The effective date of such transfer is the first day of the Interest Rate Term and/or a Term(s) in which the transfer is made.

During the Transfer Period, the Interim Value of each Shield Option will equal the Investment Amount in that Shield Option. After the Transfer Period, the Interim Value of that Shield Option is equal to the Investment Amount in the Shield Option, adjusted for the Index Performance of the associated Index and subject to the applicable Accrued Shield Rate, Accrued Cap Rate or Accrued Step Rate.

At the Term End Date, the Investment Amount allocated to the Shield Option that has reached its Term End Date will automatically be renewed into the same Shield Option unless you elect to transfer into a different Shield Option or the Fixed Account. If the same Shield Option is no longer available at the end of the existing Term, these amounts will automatically transfer into the Fixed Account at the Term End Date, unless otherwise instructed by you. The amounts transferred to the Fixed Account must remain in the Fixed Account until the Interest Rate Term End Date (which, currently, will not be less than one
(1) year). If the Fixed Account is not available, these amounts will automatically transfer into the Shield Option with, in order of priority, the shortest Term, the highest Shield Rate and the lowest Cap Rate, from the Shield Options available at the Term End Date, unless otherwise instructed by you. You have the Transfer Period to notify us if you want to transfer some or all of your Investment Amount to a new Shield Option(s) or the Fixed Account.

RENEWALS. For renewals into the same Shield Option, a new Cap Rate or Step Rate, as applicable, will be declared and will go into effect on the Contract Anniversary that coincides with the beginning of the new Shield Option.

EXAMPLE 4 - TRANSFERS

Example 4 is intended to show how transfers work. Owner 1 allocates her $50,000 Purchase Payment on February 1, 2014 to the one Year Term / Shield 15 / S&P 500(R) Index with a Cap Rate of 10%. At the end of the one year Term, she transfers 50% of her one Year Term / Shield 15 / S&P 500(R) Index with a Cap Rate of 10% into a one Year Term / Shield 10 / S&P 500(R) Index with a Cap Rate of 15% and opts to let the remaining 50% of her Investment Amount automatically roll over.

Shield Options prior to Transfer:

      CONTRACT YEAR                                                 1
      -------------                                             --------
      Investment Amount at Term Start Date (February I, 2014)    $50,000
      Index Value at Term Start Date                              1,000
      Index Value at Term End Date                                1,200
      Index Performance(l)                                         20%
      Cap Rate                                                     10%
      Shield Rate                                               Shield 10
      Performance Rate (one year)(2)                               10%
      Performance Rate Adjustment(3)                             $5,000
      Investment Amount at Term End Date (February 1, 2015)(4)   $55,000
--------
Notes to the table above:

(1)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the Term End Date. Index Performance is calculated as follows:

(1,200 [Index Value at Term End Date] - 1,000 [Index Value at Term Start Date])
                / 1000 [Index Value at Term Start Date]) = 20%

(2)Since Index Performance is greater than zero and exceeds the Cap Rate, the Performance Rate equals the Cap Rate.

(3)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) multiplied by the Performance Rate. The Performance Rate Adjustment is calculated as follows:

$50,000 [Investment Amount at Term Start Date] x 10% [Performance Rate] = $5,000

(4)The Investment Amount at Term End Date is equal to the Investment Amount at Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) plus the Performance Rate Adjustment. The Investment Amount is calculated as follows:

   $50,000 [Investment Amount at Term Start Date] + $5,000 [Performance Rate
                             Adjustment] = $55,000

Shield Options after Transfer:

CONTRACT YEAR                                          2
-------------        -----------------------------------------------------------------------
                      One Year Term / Shield 15 / S&P      One Year Term / Shield 10 / S&P
                     500(R) Index with a Cap Rate of 10%  500(R) Index with a Cap Rate of 15%
                     -----------------------------------  -----------------------------------
Investment Amount
  at Term Start
  Date (February 1,
  20l5)(l)                        $27,500                              $27,500

--------
Notes to the table above:

(1)The Investment Amount at Term End Date on February 1, 2015 is reallocated so that 50% is rolled over and 50% is allocated to a new Shield Option.

                                DEATH BENEFITS

If you die during the Accumulation Period, we will pay a death benefit to your Beneficiary (or Beneficiaries). The standard death benefit for your Contract is described below. At the time you purchase the Contract, depending on availability in your state, you can select the optional Return of Premium death benefit. The decision to add the optional death benefit is made at application and is irrevocable. If you purchase a Contract with the optional Return of Premium death benefit, the Cap Rates and Step Rates set for your Shield Options under the Contract will be lower than the Cap Rates and Step Rates that you would have received had you purchased the Contract without this optional death benefit, except for a Shield Option with the Shield 100. The reduction in the Cap Rates and Step Rates will not exceed 60%. For example if you purchase a Contract without the Return of Premium death benefit and you choose a Shield Option with a Cap Rate, such Cap Rate may be set at 10% compared to that same Shield Option purchased with the Return of Premium death benefit where such Cap Rate may be set as low as 4%. If you choose the optional death benefit, you receive the optional death benefit in place of the standard death benefit. In deciding whether to purchase the optional death benefit, you should consider the desirability of the benefit, relative to the lower Cap Rates and Step Rates that may be set under your Contract as compared to a Contract purchased without such benefit, and your needs. Unless you tell us otherwise, we will assume that you are purchasing the Contract with the standard death benefit and not the optional death benefit.

If you have already been issued a Contract, please check your Contract and riders for the specific provisions applicable to you. We will require both due proof of death and an acceptable election for the payment method before any death benefit is paid. Our obligations are subject to all payments made and actions taken by us before our receipt of Notice of due proof of death. Any death benefit will be paid in accordance with applicable law or regulations governing death benefit payments. (See "General Death Benefit Provisions" below.)

STANDARD DEATH BENEFIT

The death benefit is the Account Value.

OPTIONAL DEATH BENEFIT - RETURN OF PREMIUM

Please check with your registered representative regarding the availability of the following in your state.

If you are age 72 or younger at the Issue Date of your Contract, you may select the Return of Premium death benefit. The death benefit will be the greater of:

    (1)your Account Value; or

                                  APPENDIX B
                 INDEX SUBSTITUTION INVESTMENT AMOUNT EXAMPLE

The following example illustrates how we would calculate your Investment Amount on a Term End Date when there is an Index substitution. We assume no withdrawals and a $100,000 Purchase Payment into a Shield Option with a 3-Year Term / Shield 10 / S&P 500(R) Index with a Cap Rate.

INITIAL ACCOUNT VALUE:

       Investment Amount at Term Start Date                 $100,000
       Term Start Date                                      1/1/2014
       Term End Date                                        1/1/2017
       Term                                                  3 Year
       Initial Index                                    S&P 500(R) Index
       S&P 500(R) Index Index Value on Term Start Date       1,400
       Cap Rate                                               30%
       Shield Rate                                            10%

ON DATE OF INDEX SUBSTITUTION:

       Index substitution date                            1/1/2015
       Number of days since Term Start Date                  365
       Index Value for S&P 500(R) Index                     1,330
       Index Performance for S&P 500(R) Index(1)             -5%
       Substituted Index                            Russell 2000(R) Index
       Index Value for Russell 2000(R) Index on
         substitution date                                  1,250
--------
Notes to the table above:

(1)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Index substitution. Index Performance is calculated as follows:

 (1330 [Index Value on date of substitution] - 1400 [Index Value at Term Start
                   Date]) / 1400 [Index Value at Term Start
                                 Date]) = -5%

CALCULATION OF INVESTMENT AMOUNT AT TERM END DATE:

      Term End Date                                              1/1/2017
      Index Value for Russell 2000(R) Index                       1,375
      Index Performance for S&P 500(R) Index(l)                    -5%
      Index Performance for Russell 2000(R) Index(2)               10%
      Total Index Performance for the Term(3)                     4.50%
      Cap Rate                                                     30%
      Shield Rate                                                  10%
      Performance Rate(4)                                         4.50%
      Performance Rate Adjustment(5)                              $4,500
      Investment Amount at Term End Date(6)                      $104,500
--------
Notes to the table above:

(1)Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Index substitution. Index Performance is calculated as follows:

 (1330 [Index Value at date of substitution] - 1400 [Index Value at Term Start
                   Date]) / 1400 [Index Value at Term Start
                                 Date]) = -5%

(2)Index Performance is equal to the percentage change in the Index Value measured from the date of the Index substitution to the Term End Date. Index Performance is calculated as follows:

    (1375 [Index Value at Term End Date] - 1250 [Index Value at date of the substitution]) / 1250 [Index Value at date of substitution]) = 10%

(3)Since there was an Index substitution, the Index Performance is equal to the Index Performance of the S&P 500(R) Index (from the Term Start Date to the Index substitution date) multiplied by the Index Performance of the Russell 2000(R) Index (from the Index substitution date to the Term End Date) - 1. Total Index Performance for the Term is calculated as follows:

 (initial Index at Index substitution date / initial Index at Term Start Date)
         x (substituted Index at Term End Date / substituted Index at substitution date) - 1

                     (1330/1400) x (1375/1250) - 1= 4.50%

(4)The Performance Rate is equal to the Index Performance (4.50%) because the total Index Performance for the Term is greater than zero and less than the Cap Rate.

(5)The Performance Rate Adjustment is equal to the product of the Investment Amount at the Term Start Date adjusted for any withdrawals (there are no withdrawals in the example) multiplied by the Performance Rate. The Performance Rate Adjustment is calculated as follows:

     $100,000 [Investment Amount at Term Start Date] x 4.50% [Performance
                                Rate] = $4,500

(6)The Investment Amount at Term End Date is equal to the Investment Amount at the Term Start Date adjusted for any withdrawals plus the Performance Rate Adjustment. The Investment Amount at Term End Date is calculated as follows:

  $100,000 [Investment Amount at Term Start Date] + $4,500 [Performance Rate
                            Adjustment] = $104,500

                                      B-2